= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 - - - - - - - -

                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 2--FINAL AMENDMENT)

                                 - - - - - - - -

                           ORATEC INTERVENTIONS, INC.
                       (Name of Subject Company (Issuer))

                               ORCHID MERGER CORP.
                              SMITH & NEPHEW, INC.
                               SMITH & NEPHEW PLC

                      (Names of Filing Persons (Offerors))

                                 - - - - - - - -

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)

                         (Title of Class of Securities)

                                 - - - - - - - -

                                     68554M
                      (CUSIP Number of Class of Securities)

                                 - - - - - - - -

           James A. Ralston, Senior Vice President and General Counsel
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 396-2121

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                                    Pran Jha
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third-party tender offer subject to Rule 14d-1.

          [ ] issuer tender offer subject to Rule 13e-4.

          [ ] going-private transaction subject to Rule 13e-3.

          [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 68554M
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS   Orchid Merger Corp.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY              22,867,088
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          22,867,088 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,867,088 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    95.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO
------------------------------------------------------------------------------

CUSIP NO. 68554M

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Smith & Nephew, Inc.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only): 51-0123924


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             22,867,088 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          22,867,088 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,867,088 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      95.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 68554M

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS: Smith & Nephew plc
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). 98-0224867
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             22,867,088 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          22,867,088 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,867,088 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      95.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

          This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Orchid Merger Corp., a Delaware corporation ("Purchaser"), Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew"), and Smith & Nephew plc, a corporation organized under the laws of England and Wales ("Parent"), on February 22, 2002, as amended by Amendment No. 1 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share, of ORATEC Interventions, Inc., a Delaware corporation ("ORATEC"), including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer & Trust Company, as rights agent (collectively, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

          This Amendment also amends and supplements the Schedule 13D of Purchaser, Smith & Nephew and Parent originally filed on February 22, 2002, as amended.

Item 1 through Item 11.

          Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

          The Offer expired at 12:00 midnight, New York City time, on Thursday, March 21, 2002. On March 22, 2002, Purchaser accepted for purchase 22,867,088 Shares tendered pursuant to the Offer. The Shares accepted for purchase pursuant to the Offer represent approximately 95% of the outstanding Shares. On March 22, 2002, Smith & Nephew issued a press release announcing the acceptance of Shares tendered pursuant to the Offer, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Item 12. EXHIBITS.

EXHIBIT NO.      DESCRIPTION
-----------      -----------

(a)(1)(J)        Press release of Smith & Nephew dated March 22, 2002.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SMITH & NEPHEW PLC


                                By: /s/ Peter Hooley
                                    ---------------------------------------
                                    Name: Peter Hooley
                                    Title: Finance Director


                                SMITH & NEPHEW, INC.


                                By: /s/ James A. Ralston
                                    ---------------------------------------
                                    Name: James A. Ralston
                                    Title: Senior Vice President and
                                           General Counsel


                                ORCHID MERGER CORP.


                                By: /s/ James A. Ralston
                                    ---------------------------------------
                                    Name: James A. Ralston
                                    Title: Senior Vice President and
                                           General Counsel

Date: March 22, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

(a)(1)(J)       Press release of Smith & Nephew dated March 22, 2002.